# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Forager Fund, L.P., 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Repay Holdings Corp, 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, (205) 383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,106,548; shared voting power 0; sole dispositive power 11,106,548; shared dispositive power 0; aggregate amount beneficially owned 11,106,548 (12.4% of the class)
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,106,648; shared voting power 0; sole dispositive power 11,106,648; shared dispositive power 0; aggregate amount beneficially owned 11,106,648 (12.4% of the class)
- Edward Kissel (CIK 0001877495): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,106,648; sole dispositive power 0; shared dispositive power 11,106,648; aggregate amount beneficially owned 11,106,648 (12.4% of the class)
- Robert MacArthur (CIK 0001877496): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,106,648; sole dispositive power 0; shared dispositive power 11,106,648; aggregate amount beneficially owned 11,106,648 (12.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: c/o Forager Fund, L.P., 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203
Comment: The aggregate percentage of shares owned by each person named herein is based on 89,672,978 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 4, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 26, 2026 the Reporting Persons delivered a non-binding proposal (the "Proposal Letter") to the Board of Directors of the Issuer to offer to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons at a price of $5.25 per share, payable in cash (the "Proposal").

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, which is filed as Exhibit 99.6 hereto and is incorporated by reference into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Persons and the Issuer with respect to the Proposal will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction will be subject to a number of contingencies that are beyond the control of the Reporting Persons, including the approval of the Board of Directors of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to incorporate the following:

The following document is filed as an exhibit:

Exhibit 99.6 - Proposal Letter, dated June 26, 2026

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (06/29/2026)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (06/29/2026)
- Edward Kissel: /s/ Edward Kissel, Edward Kissel (06/29/2026)
- Robert MacArthur: /s/Robert MacArthur, Robert MacArthur (06/29/2026)